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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                AMENDMENT NO. 1
                                TO STATEMENT ON
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                            ------------------------

                       VERTEX COMMUNICATIONS CORPORATION
                           (Name of Subject Company)
                         SIGNAL ACQUISITION CORPORATION
                      TRIPOINT GLOBAL COMMUNICATIONS INC.
                                TBG HOLDINGS NV
                                   (Bidders)
                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)
                                  925320-10-3
                     (CUSIP Number of Class of Securities)

                              STEPHEN GREEN, ESQ.
                      TRIPOINT GLOBAL COMMUNICATIONS INC.
                          565 FIFTH AVENUE, 17TH FLOOR
                               NEW YORK, NY 10017
                                 (212) 850-8500
           (Name, Address and Telephone Number of Persons Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                         ------------------------------

                                   COPIES TO:

          FAIZA J. SAEED, ESQ.                       WILLIAM F. PYNE, ESQ.
         CRAVATH, SWAINE & MOORE                   THOMPSON & KNIGHT L.L.P.
             WORLDWIDE PLAZA                          1700 PACIFIC AVENUE
            825 EIGHTH AVENUE                             SUITE 3300
           NEW YORK, NY 10019                          DALLAS, TX 75201
        TELEPHONE: (212) 474-1454                  TELEPHONE: (214) 969-1700

                            ------------------------

                           CALCULATION OF FILING FEE

            TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
                 $128,018,902                                      $25,604

* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 5,819,041 shares of Common Stock, par value $.10 per share, of Vertex Communications Corporation (the "Company"). Such number of shares represents all the shares of Common Stock outstanding as of November 11, 1999 plus the number of shares of Common Stock issuable upon the exercise of outstanding options to purchase 702,727 shares of Common Stock, in each case as represented by the Company.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  Filing party: N/A
None
Form or registration     Date filed: N/A
no.: N/A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CUSIP No. 925320-10-3

---------------------------------------------------------------------
  (1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SIGNAL ACQUISITION CORPORATION (I.R.S. IDENTIFICATION NO.
         APPLIED FOR)
---------------------------------------------------------------------

  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (A)(X)
         (B)( )
---------------------------------------------------------------------

  (3)    SEC USE ONLY
---------------------------------------------------------------------

  (4)    SOURCE OF FUNDS

         AF
---------------------------------------------------------------------

  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                           ( )
---------------------------------------------------------------------

  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         TEXAS
---------------------------------------------------------------------

                         (7)    SOLE VOTING POWER
      NUMBER OF
--------------------------------------------------------------------------------
       SHARES
    BENEFICIALLY         (8)    SHARED VOTING POWER
      OWNED BY
        EACH                    705,913
--------------------------------------------------------------------------------
      REPORTING
       PERSON            (9)    SOLE DISPOSITIVE POWER
--------------------------------------------------------------------------------
        WITH
                        (10)    SHARED DISPOSITIVE POWER

                                705,913
--------------------------------------------------------------------------------

---------------------------------------------------------------------

 (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         705,913
---------------------------------------------------------------------

 (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES      ( )
         (SEE INSTRUCTIONS)
---------------------------------------------------------------------

 (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         APPROXIMATELY 13.1% OF THE COMMON STOCK OUTSTANDING
---------------------------------------------------------------------

 (14)    TYPE OF REPORTING PERSON

         CO
---------------------------------------------------------------------

CUSIP No. 925320-10-3

---------------------------------------------------------------------
  (1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TRIPOINT GLOBAL COMMUNICATIONS INC. (I.R.S. IDENTIFICATION
         NO. 56-1871899)
---------------------------------------------------------------------

  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (A)(X)
         (B)( )
---------------------------------------------------------------------

  (3)    SEC USE ONLY
---------------------------------------------------------------------

  (4)    SOURCE OF FUNDS

         BK, WC
---------------------------------------------------------------------

  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO
         ITEMS 2(D) OR 2(E)                                       ( )
---------------------------------------------------------------------

  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
---------------------------------------------------------------------

                         (7)    SOLE VOTING POWER
      NUMBER OF
--------------------------------------------------------------------------------
       SHARES
    BENEFICIALLY         (8)    SHARED VOTING POWER
      OWNED BY
        EACH                    705,913
--------------------------------------------------------------------------------
      REPORTING
       PERSON            (9)    SOLE DISPOSITIVE POWER
--------------------------------------------------------------------------------
        WITH
                        (10)    SHARED DISPOSITIVE POWER

                                705,913
--------------------------------------------------------------------------------

---------------------------------------------------------------------

 (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         705,913
---------------------------------------------------------------------

 (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES      ( )
         (SEE INSTRUCTIONS)
---------------------------------------------------------------------

 (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         APPROXIMATELY 13.1% OF THE COMMON STOCK OUTSTANDING
---------------------------------------------------------------------

 (14)    TYPE OF REPORTING PERSON

         CO
---------------------------------------------------------------------

CUSIP No. 925320-10-3

---------------------------------------------------------------------
  (1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TBG HOLDINGS NV
---------------------------------------------------------------------

  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (A)(X)
         (B)( )
---------------------------------------------------------------------

  (3)    SEC USE ONLY
---------------------------------------------------------------------

  (4)    SOURCE OF FUNDS

         N/A
---------------------------------------------------------------------

  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO
         ITEMS 2(D) OR 2(E)                                       ( )
---------------------------------------------------------------------

  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         NETHERLANDS ANTILLES
---------------------------------------------------------------------

                         (7)    SOLE VOTING POWER
      NUMBER OF
--------------------------------------------------------------------------------
       SHARES
    BENEFICIALLY         (8)    SHARED VOTING POWER
      OWNED BY
        EACH                    863,013
--------------------------------------------------------------------------------
      REPORTING
       PERSON            (9)    SOLE DISPOSITIVE POWER
--------------------------------------------------------------------------------
        WITH
                        (10)    SHARED DISPOSITIVE POWER

                                863,013
--------------------------------------------------------------------------------

---------------------------------------------------------------------

 (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         863,013
---------------------------------------------------------------------

 (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES      ( )
         (SEE INSTRUCTIONS)
---------------------------------------------------------------------

 (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         APPROXIMATELY 16.1% OF THE COMMON STOCK OUTSTANDING
---------------------------------------------------------------------

 (14)    TYPE OF REPORTING PERSON

         HC
---------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY

    (a) The name of the subject company is Vertex Communications Corporation, a Texas corporation (the "Company"), and the address of its principal executive offices is 2600 North Longview Street, Kilgore, Texas 75662.

    (b) This Schedule 14D-1 relates to the offer by Signal Acquisition Corporation (the "Purchaser") to purchase all outstanding shares of Common Stock, par value $.10 per share (the "Shares"), of the Company at a price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 18, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth under the caption "Introduction" in the Offer to Purchase and is incorporated herein by reference.

    (c) Information concerning the principal markets in which the Shares are traded, and the high and low last sales prices of the Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

    This Schedule 14D-1 is being filed by the Purchaser, a Texas corporation and a wholly owned subsidiary of TriPoint Global Communications Inc., a Delaware corporation ("Parent"), which is an 80% indirect subsidiary of TBG Holdings NV, a Netherlands Antilles corporation ("TBG Holdings"). Information concerning the principal business and the address of the principal offices of the Purchaser, Parent and TBG Holdings is set forth in Section 9 ("Certain Information Concerning the Purchaser, Parent and TBG Holdings") of the Offer to Purchase and is incorporated herein by reference. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser, Parent and TBG Holdings are set forth in Schedule I to the Offer to Purchase, which is incorporated herein by reference.

    During the last five years, none of the Purchaser, Parent or TBG Holdings, or, to the best knowledge of the Purchaser, Parent and TBG Holdings, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

    (a) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Shareholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Shareholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

    (a)-(e) The information set forth in Section 12 ("Purpose of the Offer; the Merger Agreement; the Shareholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Continued Listing on the NYSE; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a) and (b) The information set forth under the caption "Introduction," and in Section 9 ("Certain Information Concerning the Purchaser, Parent and TBG Holdings"), Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Shareholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

    The information set forth under the caption "Introduction" and in Section 9 ("Certain Information Concerning the Purchaser, Parent and TBG Holdings"),
Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Shareholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The information set forth under the caption "Introduction" and in
Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

    Because the only consideration in the Offer and Merger (as defined in the Offer to Purchase) is cash, and in view of the amount of consideration payable in relation to the financial capability of Parent and its affiliates, the Purchaser and Parent believe the financial condition of Parent and its affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

ITEM 10. ADDITIONAL INFORMATION

    (a) The information set forth in Section 12 ("Purpose of the Offer; the Merger Agreement; the Shareholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

    (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Continued Listing on the NYSE; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

    (e) None.

    (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of November 11, 1999 among the Purchaser, Parent and the Company (the "Merger Agreement") and the Company Shareholder Agreement dated as of November 11, 1999 among the Purchaser, Parent and certain shareholders of the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (c)(1) and (c)(2), respectively, is incorporated herein by reference. The Merger Agreement provides that the Purchaser may assign any or all of its rights and obligations (including the right to purchase Shares in the Offer) to Parent or any wholly owned subsidiary of Parent, but no such assignment shall relieve the Purchaser of its obligations under the Merger Agreement.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    (a)(1)  Offer to Purchase.

    (a)(2)  Letter of Transmittal.

    (a)(3)  Notice of Guaranteed Delivery.

    (a)(4)  Letter to Brokers, Dealers, Banks, Trust Companies and Other
            Nominees.

    (a)(5)  Letter to Clients for use by Brokers, Dealers, Banks, Trust
            Companies and Other Nominees.

    (a)(6)  Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.

    (a)(7)  Text of Press Release dated November 12, 1999, issued by
            Parent and the Company.

    (a)(8)  Summary Advertisement.

    (b) Credit Facility dated June 25, 1998, among Parent (under its former name, Prodelin Holding Corporation), certain of its subsidiaries, First Union National Bank and certain other financial institutions.

    (c)(1)  Agreement and Plan of Merger dated as of November
            November 11, 1999, among the Purchaser, Parent and the
            Company.

    (c)(2)  Company Shareholder Agreement dated as of November
            November 11, 1999, among the Purchaser, Parent and certain shareholders of the Company.

    (c)(3)  Confidentiality Agreement dated September 28, 1999, between
            Parent and the Company.

    (d)     None.

    (e)     Not applicable.

    (f)     None.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       Signal Acquisition Corporation,

                                                       By   /s/ JACK HAEGELE
                                                            -----------------------------------------
                                                            Name: Jack Haegele
                                                            Title: Chief Executive Officer

                                                       TriPoint Global Communications Inc.,

                                                       By   /s/ JACK HAEGELE
                                                            -----------------------------------------
                                                            Name: Jack Haegele
                                                            Title: Chief Executive Officer

                                                       TBG HOLDINGS NV,

                                                       By   /s/ PETER H. FRANK
                                                            -----------------------------------------
                                                            Name: Peter H. Frank
                                                            Title: Senior Vice President and
                                                                 Corporate Secretary

                                                       By   /s/ MICHAEL VON STAUDT
                                                            -----------------------------------------
                                                            Name: Michael von Staudt
                                                            Title: Executive Vice President

Dated: November 18, 1999

                                 EXHIBIT INDEX

       EXHIBIT                                                                          PAGE
       NUMBER                                   EXHIBIT NAME                           NUMBER
---------------------                           ------------                           ------
(a)(1)                  Offer to Purchase...........................................

(a)(2)                  Letter of Transmittal.......................................

(a)(3)                  Notice of Guaranteed Delivery...............................

(a)(4)                  Letter to Brokers, Dealers, Banks, Trust Companies and Other
                        Nominees....................................................

(a)(5)                  Letter to Clients for use by Brokers, Dealers, Banks, Trust
                        Companies and Other Nominees................................

(a)(6)                  Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9...............................

(a)(7)                  Text of Press Release dated November 12, 1999, issued by
                        Parent and the Company......................................

(a)(8)                  Summary Advertisement.......................................

(b)                     Credit Facility dated June 25, 1998, among Parent (under its former name, Prodelin Holding Corporation), certain of its subsidiaries, First Union National Bank and certain other
                        financial institutions......................................

(c)(1)                  Agreement and Plan of Merger dated as of November 11, 1999, among the Purchaser, Parent and the Company.................

(c)(2)                  Company Shareholder Agreement dated as of November 11, 1999, among the Purchaser, Parent and certain shareholders of the
                        Company.....................................................

(c)(3)                  Confidentiality Agreement dated September 28, 1999, between
                        Parent and the Company......................................

(d)                     None........................................................

(e)                     Not applicable..............................................

(f)                     None........................................................